MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT
                         PHL VARIABLE INSURANCE COMPANY

       SUPPLEMENT DATED FEBRUARY 14, 2001 TO PROSPECTUS DATED MAY 1, 2000

This supplement replaces certain financial information about PHL Variable Insurance Company (the "Company") that you should read in connection with the prospectus for the Market Value Adjusted Guaranteed Interest Account.

                             SELECTED FINANCIAL DATA

THE FOLLOWING DISCUSSION AND TABLE REPLACES THE SECTION TITLED "SELECTED FINANCIAL DATA" APPEARING ON PAGES 6 AND 7 OF THE PROSPECTUS.

SELECTED FINANCIAL DATA
    The following selected financial data was taken from the financial statements which can be found at the end of this prospectus. You should read the financial statements including the notes.

    The following table reflects the results of our operations for the years ended December 31, 1999, 1998, and 1997 and for the nine months ended September 30, 2000:


                                                                  FOR THE NINE
                                                                     MONTHS
                                                                      ENDED
                             FOR THE YEARS ENDED DECEMBER 31,       SEPTEMBER
                             1999          1998          1997       30, 2000
                             ----          ----          ----      -----------
                                      (in thousands)

Revenues:
Premiums                     $ 9,838      $ 6,280         $ 230       $ 3,057
Insurance and investment
 product fees                 20,948       10,998         5,050        22,805
Net investment income          3,891        2,458         1,543         5,966
Net realized investment
 gains                             7           40            --           (42)
                           ----------    ---------     ---------   -----------
Total revenues                34,684       19,776         6,823        31,786
                           ----------    ---------     ---------   -----------

Benefits and expenses:
Policy benefits and increase
 in policy liabilities         9,248        3,964         1,092        15,145
Amortization of deferred
 policy acquisition costs      5,126        4,006         1,310         6,766
Other operating expenses      11,081        5,359         2,915         5,435
                           ----------    ---------     ---------   -----------
Total benefits and
 expenses                     25,455       13,329         5,317        27,346
                           ----------    ---------     ---------   -----------

Income before income taxes     9,229        6,447         1,506         4,440

Income taxes                   3,230        2,257           553         1,553
                           ----------    ---------     ---------   -----------

Net income                  $  5,999     $  4,190        $  953       $ 2,887
                           ==========    =========     =========   ===========

                              RESULTS OF OPERATION

THE FOLLOWING DISCUSSION REPLACES THE SECTION TITLED "RESULTS OF OPERATION" APPEARING ON PAGE 7 OF THE PROSPECTUS.


RESULTS OF OPERATION
    NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999
    Premiums, net of reinsurance ceded, were $3.1 million for the nine months ended September 30, 2000, a decrease of $.9 million, or 23%, from $4.0 million for the comparable period in 1999. This decrease is primarily a result of shifting our reinsurance treaties from yearly renewable term to coinsurance, which increased the amount of reinsurance premium relative to our direct business. Gross premiums were $14.1 million for the nine months ended September 30, 2000, an increase of $6.6 million, or 88%, from $7.5 million, for the comparable period in 1999 due to increased sales of the term insurance product.

    Insurance and investment product fees were $22.8 million for the nine months ended September 30, 2000, an increase of $8.0 million, or 54%, from $14.8 million for the comparable period in 1999. The growth of insurance and investment product fees is attributable to variable annuity products, which increased $6.4 million, due to higher fund balances from increased sales. Funds under management increased from $1.0 billion in September 30, 1999 to $1.5 billion in September 30, 2000. Variable annuity deposits were $282.1 million for the nine months ended September 30, 2000, a 71% increase from the comparable period in 1999.

    Net investment income was $6.0 million, for the nine months ended September 30, 2000, an increase of $3.4 million, or 131%, from $2.6 million for the comparable period in 1999. This increase was primarily the result of higher average invested assets supporting a growing business. In addition, on October 1, 1999, a dollar cost averaging program commenced which resulted in new sales and increased assets in the general account.

    Policy benefits and increase in policy liabilities were $15.1 million for the nine months ended September 30, 2000, an increase of $12.9 million, from $2.2 million for the comparable period in 1999. Policy liabilities on the universal life and term life insurance products increased by $7.9 million due to the growth in business. In addition, there was a $5.0 million increase in the amount of interest credited on the variable annuity guaranteed interest account balances and a $1.6 million increase in bonus annuity payments.

    The amortization of deferred policy acquisition costs was $6.8 million for the nine months ended September 30, 2000, an increase of $2.4 million, or 54%, from $4.4 million for the comparable period in 1999, due to higher sales volume of term, universal life and variable annuity products.

    Other operating expenses were $5.4 million for the nine months ended September 30, 2000, an increase of $1.1 million, or 26%, from $4.3 million for the comparable period in 1999. This increase is primarily related to the increase in sales of our term, universal life and variable annuity products.

RESULTS OF OPERATION
    YEAR ENDED DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998
    Premiums were $9.8 million in 1999, an increase of $3.5 million, or 56%, from $6.3 million in 1998, due to increased sales of the term insurance product.

    Insurance and investment product fees were $20.9 million in 1999, an increase of 9.9 million, or 90%, from $11.0 million in 1998. The growth in insurance and investment product fees is attributable to variable annuity products, which increased $8.6 million, due to higher fund balances from increased sales. Fees were earned on average funds under management of approximately $1,020.2 million in 1999 compared with $613.0 million in 1998. In addition, fees earned on the universal life product increased $1.6 million from $0.1 million in 1998. This universal life product was introduced during 1998.

    Net investment income was $3.9 million in 1999, an increase of $1.4 million, or 56%, from $2.5 million in 1998. This increase was primarily the result of higher average invested assets.

    Policy benefits and increase in policy liabilities were $9.2 million in 1999, an increase of $5.2 million, or 130%, from $4.0 million in 1998. Policy liabilities on the universal life and term life insurance products increased due to the growth in business and the cost of reinsurance on the growing block of variable annuity business increased to $1.0 million from $0.6 million in 1998. In addition, interest credited on guaranteed interest accounts on variable annuity contracts increased as guaranteed interest account balances rose to $64.2 million in 1999 from $39.7 million in 1998.

    The amortization of deferred policy acquisition costs was $5.1 million in 1999, an increase of $1.1 million, or 28%, from $4.0 million in 1998 due primarily to higher sales volume of the term insurance and universal life products and the continuing new deposits on the variable annuity products.

    Other operating expenses were $11.1 million in 1999, an increase of $5.7 million, or 106%, from $5.4 million in 1998, due to the increase in sales of the term insurance, universal life and variable annuity products.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997
    Premiums were $6.3 million in 1998, an increase of $6.1 million, from $0.2 million in 1997. This increase is a result of increased sales of the term insurance product, which was introduced during 1997.

    Insurance and investment product fees were $11.0 million in 1998, an increase of $5.9 million, or 116%, from $5.1 million in 1997. The growth in insurance and investment product fees is attributable to variable annuity products, which increased $14.4 million, due to higher fund balances from increased sales. Fees were earned on average funds under management of approximately $613.0 million in 1998 compared with $287.0 million in 1997.

    Net investment income was $2.5 million in 1998, an increase of $1.0 million, or 67%, from $1.5 million in 1997. This increase is primarily the result of higher average invested assets.

    Policy benefits and increase in policy liabilities were $4.0 million in 1998, an increase of $2.9 million, from $1.1 million in 1997. Policy liabilities on the term insurance product increased due to the growth in business and the cost of reinsurance on the growing block of variable annuity business increased to $0.6 million in 1998 from $0.3 million in 1997. In addition, interest credited on guaranteed interest accounts on variable annuity contracts increased due to the growth in guaranteed interest account balances.

    The amortization of deferred policy acquisition costs was $4.0 million in 1998, an increase of $2.7 million, from $1.3 million in 1997 due primarily to higher sales volume of the term insurance product and the continuing new deposits on the variable annuity products.

    Other operating expenses were $5.4 million in 1998, an increase of $2.5 million, or 86%, from $2.9 million in 1997, due to the increase in sales of the term insurance and variable annuity products.

                         PHL VARIABLE INSURANCE COMPANY
                              FINANCIAL STATEMENTS

THE FOLLOWING FINANCIAL STATEMENTS OF THE COMPANY REPLACE THE SECTION TITLED "PHL VARIABLE INSURANCE COMPANY - FINANCIAL STATEMENTS - DECEMBER 31, 1999" APPEARING ON PAGES 10 THROUGH 27 OF THE PROSPECTUS.


                         Index to Financial Statements

                                                                           PAGE

Report of Independent Accountants ............................................5

Balance Sheet at December 31, 1999 and 1998 ..................................6

Statement of Income, Comprehensive Income and Equity for the Years Ended
 December 31, 1999, 1998 and 1997 ............................................7

Statement of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997 ............................................8

Notes to Financial Statements  ............................................9-21

Unaudited Interim Condensed Balance Sheet at September 30, 2000  ............22

Unaudited Interim Condensed Statement of Income, Comprehensive Income
  and Equity for the Nine Months Ended September 30, 2000 and 1999  .........23

Unaudited Interim Condensed Statement of Cash Flows for the Nine Months
   Ended September 30, 2000 and 1999   ......................................24

 Notes to Unaudited Interim Condensed Financial Statements ...............25-26

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                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of PHL Variable Insurance Company

In our opinion, the accompanying balance sheet and the related statements of income, comprehensive income and equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
February 15, 2000

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
BALANCE SHEET
--------------------------------------------------------------------------------

                                                                     DECEMBER 31,
                                                                 1999           1998
                                                                    (IN THOUSANDS)
ASSETS
Investments
Held-to-maturity debt securities, at amortized cost           $    10,298     $   3,840
Available-for-sale debt securities, at fair value                  55,840        36,480
Policy loans                                                          522           249
Other invested assets                                               1,052         1,064
                                                              -----------     ---------
Total investments                                                  67,712        41,633

Cash and cash equivalents                                          23,039         7,320
Accrued investment income                                             786           511
Deferred policy acquisition costs                                  61,806        36,686
Deferred income taxes                                                             2,178
Deferred and uncollected premiums                                   6,300         1,872
Other assets                                                        4,394         1,860
Goodwill                                                              451           553
Separate account assets                                         1,257,947       782,496
                                                              -----------     ---------
Total assets                                                  $ 1,422,435     $ 875,109
                                                              ===========     =========

LIABILITIES
Policyholder deposit funds                                    $    64,230     $  39,690
Policy liabilities and accruals                                    13,910         2,736
Deferred income taxes                                                 209
Other liabilities                                                   7,950         6,077
Separate account liabilities                                    1,257,947       782,496
                                                              -----------     ---------
Total liabilities                                               1,344,246       830,999
                                                              -----------     ---------

EQUITY
Common stock, $5,000 par value (1,000
 shares authorized, 500 shares issued and outstanding)              2,500         2,500
Additional paid-in capital                                         64,864        35,864
Retained earnings                                                  11,538         5,539
Accumulated other comprehensive (loss) income                        (713)          207
                                                              -----------     ---------
Total equity                                                       78,189        44,110
                                                              -----------     ---------

Total liabilities and equity                                  $ 1,422,435     $ 875,109
                                                              ===========     =========


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                      YEAR ENDED DECEMBER 31,
                                                            1999               1998                1997
                                                                          (IN THOUSANDS)
REVENUES
Premiums                                                  $   9,838          $   6,280            $    230
Insurance and investment product fees                        20,948             10,998               5,050
Net investment income                                         3,891              2,458               1,543
Net realized investment gains                                     7                 40                  --
                                                          ----------       -----------           ---------

Total revenues                                               34,684             19,776               6,823
                                                          ----------       -----------           ---------

BENEFITS AND EXPENSES
Policy benefits and increase in policy liabilities            9,248              3,964               1,092
Amortization of deferred policy acquisition costs             5,126              4,006               1,310
Other operating expenses                                     11,081              5,359               2,915
                                                          ----------       -----------           ---------

Total benefits and expenses                                  25,455             13,329               5,317
                                                          ----------       -----------           ---------

INCOME BEFORE INCOME TAXES                                    9,229              6,447               1,506

Income taxes                                                  3,230              2,257                 553
                                                          ----------       -----------           ---------

NET INCOME                                                    5,999              4,190                 953
                                                          ----------       -----------           ---------

OTHER COMPREHENSIVE (LOSS) INCOME,
 NET OF INCOME TAXES
Unrealized (losses) gains on securities                        (913)               166                  37
Reclassification adjustment for net realized
 losses included in net income                                   (7)               (40)                 --
                                                          ----------       -----------           ---------
Total other comprehensive (loss) income                        (920)               126                  37
                                                          ----------       -----------           ---------

COMPREHENSIVE INCOME                                          5,079              4,316                 990

Capital contributions                                        29,000             17,000               5,000
                                                          ----------       -----------           ---------
NET INCREASE IN EQUITY                                       34,079             21,316               5,990
EQUITY, BEGINNING OF YEAR                                    44,110             22,794              16,804
                                                          ----------       -----------           ---------

EQUITY, END OF YEAR                                       $  78,189        $    44,110           $  22,794
                                                          =========        ===========           =========




        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                                           1999              1998               1997
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                             $   5,999          $   4,190           $    953

ADJUSTMENTS TO RECONCILE NET INCOME
 TO NET CASH FROM OPERATIONS:
Net realized investment gains                                 (7)               (40)                --
Amortization                                                 102                107                 96
Deferred income taxes                                      2,883               (987)              (916)
Increase in accrued investment income                       (275)              (254)               (49)
Increase in deferred policy acquisition costs            (24,137)           (15,815)           (11,453)
Change in other assets/liabilities                         6,085              1,881               (973)
Other operating activities, net                               --                 --               (209)
                                                       ----------         ---------          ---------
Net cash used for operating activities                    (9,350)           (10,918)           (12,551)
                                                       ----------         ---------          ---------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sales, maturities or repayments of
 available-for-sale debt securities                       11,664             14,133              4,665
Proceeds from maturities or repayments of
 held-to-maturity debt securities                            623                634                212
Purchase of available-for-sale debt securities           (33,397)           (28,360)           (11,003)
Purchase of held-to-maturity debt securities              (7,000)            (1,216)            (1,529)
Increase in policy loans                                    (273)              (249)                --
Investment in separate accounts                               --                 --             (1,000)
Other investing activities, net                              (88)              (177)                --
                                                       ----------         ---------          ---------
Net cash used for investing activities                   (28,471)           (15,235)            (8,655)
                                                       ----------         ---------          ---------

CASH FLOW FROM FINANCING ACTIVITIES:
Capital contributions from parent                         29,000             17,000              5,000
Increase in policyholder deposit funds, net of
 interest credited                                        24,540             14,759             16,098
                                                       ----------         ---------          ---------
Net cash provided by financing activities                 53,540             31,759             21,098
                                                       ----------         ---------          ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS                   15,719              5,606               (108)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               7,320              1,714              1,822
                                                       ----------         ---------          ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                 $  23,039          $   7,320          $   1,714
                                                       =========          =========          =========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid, net                                 $   3,338          $   1,711          $   2,044


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     PHL Variable Insurance Company (PHL Variable) offers variable annuity and non-participating life insurance products in the United States. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes and valuation allowances for investment assets are discussed throughout the Notes to Financial Statements. Certain reclassifications have been made to the 1998 and 1997 amounts to conform with the 1999 presentation.

     VALUATION OF INVESTMENTS

     Investments in debt securities include bonds, mortgage-backed and asset-backed securities. PHL Variable classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

     Short-term investments are carried at amortized cost, which approximates fair value.

     Realized investment gains and losses, other than those related to separate accounts for which PHL Variable does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and the assumed impact of net unrealized investment gains and losses on the amortization of deferred policy acquisition costs related to investment contracts.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes cash on hand and money market instruments.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

     For universal life insurance policies, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

     GOODWILL

     Goodwill represents the excess of the cost of business acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over a period of 10 years, the expected period of benefit from the acquisition. The propriety of the carrying value of goodwill is periodically reevaluated in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed Of," by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Analyses are performed at least annually, or more frequently if warranted by events and circumstances affecting PHL Variable's business.

     SEPARATE ACCOUNTS

     Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who can either choose to bear the full investment risk or can choose guaranteed investment earnings subject to certain conditions.

     For contractholders who bear the investment risk, investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of PHL Variable. The assets and liabilities are carried at market value. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in PHL Variable's revenues.

     For Market Value Adjusted separate accounts, contractholders are credited interest at a guaranteed rate if the account is held until the end of the guarantee period. If funds are withdrawn from the account prior to the end of the guarantee period, a market value adjustment is applied, which means that the funds received may be higher or lower than the account value, depending on whether current interest rates are higher, lower or equal to the guaranteed interest rate. In these separate accounts, appreciation or depreciation of assets, undistributed net investment income and investment or other sundry expenses are reflected as net income or loss in PHL Variable's interest in the separate accounts.

     POLICYHOLDER DEPOSIT FUNDS

     Policyholder deposit funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT PRODUCT FEES

     Revenues for investment-type products consist of net investment income and contract charges assessed against the fund values (fees). Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges.

     POLICY LIABILITIES AND ACCRUALS

     Future policy benefits are liabilities for life insurance products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Liabilities for universal life policies include deposits received from customers and investment earnings on their fund balances which range from 4.00% to 7.15%, less administrative and mortality charges.

     PREMIUM AND FEE REVENUE AND RELATED EXPENSES

     Term life insurance premiums are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for variable annuity products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

     INCOME TAXES

     For the tax year ended December 31, 1999, PHL Variable will file a separate federal income tax return as required under Internal Revenue Code Section 1504(c). PHL Variable has been filing on a separate company basis since December 31, 1996.

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities, accruals and surrenders, policy acquisition expenses and unrealized gains or losses on investments.

     EMPLOYEE BENEFIT PLANS

     Phoenix sponsors pension and savings plans for its employees and agents, and those of its subsidiaries. The multi-employer qualified plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA) and excess benefit plans provide for that portion of pension obligations which is in excess of amounts permitted by ERISA. Phoenix also provides certain health care and life insurance benefits for active and retired employees. PHL Variable incurs applicable employee benefit expenses through the process of cost allocation by Phoenix.

     Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for PHL Variable's participation in the plans. The amount of such allocated benefits is not significant to the financial statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     However, with respect to the Phoenix Home Life Mutual Insurance Company employee pension plan, the total assets of the plan exceeded the actuarial present value of vested benefits at January 1, 1999, the date of the most recent actuarial valuation.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June, 1999, The Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which PHL Variable is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which PHL Variable is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

     PHL Variable has not yet determined the impact that the adoption of SFAS No. 133 will have on its earnings or statement of financial position.

     On January 1, 1999, PHL Variable adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on the Company's results from operations or financial position.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g., deferred income taxes are recorded.

     The State of Connecticut Insurance Department has adopted the Codification guidance, effective January 1, 2001. The Company has not estimated the potential effect of the Codification guidance.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     Information pertaining to PHL Variable's investments, net investment income and realized and unrealized investment gains and losses follows:

     DEBT SECURITIES

     The amortized cost and fair value of investments in debt securities as of December 31, 1999 were as follows:

                                                                        GROSS            GROSS
                                                     AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                                        COST            GAINS            LOSSES          VALUE
                                                        ----            -----            ------          -----
                                                                        (IN THOUSANDS)
     HELD-TO-MATURITY:
     Corporate securities                           $  10,298          $   136         $   (169)      $  10,265
                                                    =========          =======         ========       =========

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds               $   6,475          $     3         $   (156)      $   6,322
     State and political subdivision bonds             10,366               --             (343)         10,023
     Corporate securities                              16,637               --             (983)         15,654
     Mortgage-backed or
      asset-backed securities                          24,194               --             (353)         23,841
                                                    ---------          -------         --------       ---------

     Total                                          $  57,672          $     3         $ (1,835)      $  55,840
                                                    =========          =======         ========       =========



     The amortized cost and fair value of investments in debt securities as of December 31, 1998 were as follows:

                                                                           GROSS          GROSS
                                                         AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                           COST            GAINS          LOSSES          VALUE
                                                           ----            -----          ------          -----
                                                                             (IN THOUSANDS)

     HELD-TO-MATURITY:
     Corporate securities                                $  3,840         $    27        $   (126)       $  3,741
                                                         --------         -------        --------        --------

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds                    $  6,515         $   290        $     (9)       $  6,796
     State and political subdivision bonds                  9,485             126             (21)          9,590
     Corporate securities                                  13,605             187             (81)         13,711
     Mortgage-backed or
      asset-backed securities                               6,308              80              (5)          6,383
                                                         --------         -------        --------        --------

     Total                                               $ 35,913         $   683        $   (116)       $ 36,480
                                                         ========         =======        ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 1999 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or PHL Variable may have the right to put or sell the obligations back to the issuers.

                                                              HELD-TO-MATURITY                AVAILABLE-FOR-SALE
                                                          AMORTIZED           FAIR         AMORTIZED           FAIR
                                                             COST            VALUE            COST            VALUE
                                                             ----            -----            ----            -----
                                                                                 (IN THOUSANDS)

     Due in one year or less                              $   1,732        $   1,726       $     500        $     500
     Due after one year through five years                    6,676            6,654          14,282           13,737
     Due after five years through ten years                   1,890            1,884           9,903            9,664
     Due after ten years                                         --               --           8,793            8,098
     Mortgage-backed or
      asset-backed securities                                    --               --          24,194           23,841
                                                          ---------        ---------       ---------        ---------

     Total                                                $  10,298        $  10,264       $  57,672        $  55,840
                                                          =========        =========       =========        =========



     NET INVESTMENT INCOME

     The components of net investment income for the year ended December 31, were as follows:

                                                                      1999            1998            1997
                                                                      ----            ----            ----
                                                                                 (IN THOUSANDS)

     Debt securities                                                $  3,362         $  2,142        $  1,301
     Policy loans                                                          7                1              --
     Other invested assets                                                20                9              --
     Short-term investments                                              561              344             269
                                                                    --------         --------        --------

     Sub-total                                                         3,950            2,496           1,570
     Less: investment expenses                                            59               38              27
                                                                    --------         --------        --------

     Net investment income                                          $  3,891         $  2,458        $  1,543
                                                                    ========         ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT GAINS AND LOSSES

     Net unrealized (losses) gains on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                                      1999             1998            1997
                                                                      ----             ----            ----
                                                                                 (IN THOUSANDS)

     Debt securities                                               $  (2,399)         $   333         $    87
     Deferred policy acquisition costs                                   983             (139)            (30)
     Deferred income taxes (benefits)                                   (496)              68              20
                                                                   ---------          -------         -------

     Net unrealized investment (losses) gains
      on securities available-for-sale                             $    (920)         $   126         $    37
                                                                   =========          =======         =======

     The proceeds from sales of available-for-sale debt securities for the years ended December 31, 1999, 1998 and 1997 were $6.0 million, $10.0 million and $0.2 million, respectively. The gross realized gains or losses associated with these sales were $7.4 thousand, $37.7 thousand and ($0.3) thousand in 1999, 1998 and 1997, respectively.

4.   GOODWILL

     PHL Variable was acquired by way of a stock purchase agreement on May 31, 1994 and was accounted for under the purchase method of accounting. The assets and liabilities were recorded at fair value as of the date of acquisition and the goodwill of $1.02 million was pushed down to PHL Variable from PM Holdings.

     Goodwill was as follows:

                                                   DECEMBER 31,
                                                   ------------
                                              1999             1998
                                              ----             ----
                                                  (IN THOUSANDS)

     Goodwill                               $  1,020         $  1,020
     Accumulated amortization                   (569)            (467)
                                            --------         --------

     Total                                  $    451         $    553
                                            ========         ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   INCOME TAXES

     A summary of income taxes (benefits) in the Statement of Income, Comprehensive Income and Equity for the year ended December 31, was as follows:

                               1999            1998             1997
                               ----            ----             ----
     Income taxes:

      Current               $    347        $   3,244        $  1,469
      Deferred                 2,883             (987)           (916)
                            --------        ---------        --------

     Total                  $  3,230        $   2,257        $    553
                            ========        =========        ========


     The income taxes attributable to the results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):

                                                           1999               1998               1997
                                                           ----               ----               ----

     Income tax expense at statutory rate                $3,230    35%      $2,256     35%      $ 527    35%
     Dividend received deduction and
      tax-exempt interest                                    (1)    0%          --      0%          1     0%
     State income tax expense
     Other, net                                               1     0%           1      0%         25     2%
                                                         ------             ------              -----

     Income taxes                                        $3,230    35%      $2,257     35%      $ 553    37%
                                                         ======             ======              =====


     The net deferred income tax liability (asset) represents the tax effects of temporary differences. The components as of December 31, were as follows:

                                                                            1999              1998
                                                                            ----              ----
                                                                                (IN THOUSANDS)

     Deferred policy acquisition costs                                      $  17,775         $  10,953
     Surrender charges                                                        (17,597)          (11,886)
     Investments                                                                  104                72
     Future policyholder benefits                                                 376            (1,374)
     Other                                                                        (65)              (54)
                                                                            ---------         ---------
                                                                                  593            (2,289)

     Net unrealized investment (losses) gains                                    (384)              111
                                                                            ---------         ---------

     Deferred income tax liability (asset), net                             $     209         $  (2,178)
                                                                            =========         =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Gross deferred income tax assets totaled $18.1 million and $13.3 million at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $18.3 million and $11.1 million at December 31, 1999 and 1998, respectively. It is management's assessment, based on PHL Variable's earnings and projected future taxable income, that it is more likely than not that the deferred income tax assets at December 31, 1999 and 1998, will be realized.

     PHL Variable's income tax return is not currently being examined; however, income tax years 1996 through 1998 remain open for examination. Management does not believe that there will be a material adverse effect on the financial statements as a result of pending income tax matters.

6.   COMPREHENSIVE INCOME

     The components of, and related income tax effects for, other comprehensive
     (loss) income for the years ended December 31, were as follows:

                                                                       1999             1998             1997
                                                                       ----             ----             ----
                                                                                   (IN THOUSANDS)
     UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Before-tax amount                                                 $  (1,405)         $   256          $    57
     Income tax (benefit) expense                                           (492)              90               20
                                                                       ---------          -------          -------
     Totals                                                                 (913)             166               37
                                                                       ---------          -------          -------

     RECLASSIFICATION ADJUSTMENT FOR (LOSSES)
      REALIZED IN NET INCOME:
     Before-tax amount                                                       (11)             (62)              --
     Income tax (benefit)                                                     (4)             (22)              --
                                                                       ---------          -------          -------
     Totals                                                                   (7)             (40)              --
                                                                       ---------          -------          -------

     NET UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Before-tax amount                                                    (1,416)             194               57
     Income tax (benefit) expense                                           (496)              68               20
                                                                       ---------          -------          -------
     Totals                                                             $   (920)         $   126          $    37
                                                                       =========          =======          =======

     The following table summarizes accumulated other comprehensive (loss) income balances:

                                                                            DECEMBER 31,
                                                                       1999             1998
                                                                       ----             ----
                                                                           (IN THOUSANDS)

     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

     Balance, beginning of year                                         $    207          $    81
     Change during period                                                   (920)             126
                                                                        --------          -------
     Balance, end of year                                               $   (713)         $   207
                                                                        ========          =======

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   REINSURANCE

     PHL Variable entered into a reinsurance treaty in 1996 that cedes death benefits to a reinsurer in excess of account balances on variable contracts. Premiums paid by PHL Variable during 1999, 1998 and 1997 were $1,114 thousand, $668 thousand and $259 thousand, respectively, less claims of $22 thousand, $13 thousand and $1 thousand in 1999, 1998 and 1997, respectively.

     In connection with PHL Variable's life insurance products, automatic treaties have been established with four reinsurers and their subsidiaries, covering 90% of the net amount at risk, on a first dollar basis. As of December 31, 1999, PHL Variable had approximately $661.5 million of net insurance in force, including $6.5 billion of direct in force less $5.8 billion of reinsurance ceded. As of December 31, 1998, PHL Variable had approximately $271.6 million of net insurance in force, including $2.7 billion of direct in force less $2.4 billion of reinsurance ceded. As of December 31, 1997, PHL Variable had approximately $9.1 million of net insurance in force, including $80.7 million of direct in force less $71.6 million of reinsurance ceded. No claims were recovered in 1999, 1998 or 1997.

     For PHL Variable's life insurance products, a stop loss treaty between Phoenix and PHL Variable was introduced in 1998. The reinsurance recoverables were $0 thousand as of December 31, 1999 and $455 thousand as of December 31, 1998. The claims recovered were $455 thousand for 1999 and $0 for 1998 and 1997, respectively.

8.   RELATED PARTY TRANSACTIONS

     Phoenix provides services and facilities to PHL Variable and is reimbursed through a cost allocation process. Investment services are provided for a fee by a Phoenix registered investment advisor.

9.   DEFERRED POLICY ACQUISITION COSTS

     The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                 1999             1998
                                                 ----             ----
                                                    (IN THOUSANDS)

     Balance at beginning of year                $  36,686        $  21,010
     Acquisition cost deferred                      28,884           19,791
     Amortized to expense during the year           (4,747)          (3,976)
     Adjustment to net unrealized investment
      gains (losses) included in other
      comprehensive income                             983             (139)
                                                 ---------        ---------

     Balance at end of year                      $  61,806        $  36,686
                                                 =========        =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses that utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

     For these short-term investments, the carrying amount approximates fair value.

     DEBT SECURITIES

     Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

     POLICY LOANS

     Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

     INVESTMENT CONTRACTS

     Variable annuity contracts have guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances. The contract liability balances for December 31, 1999 and 1998 were $64.2 million and $39.7 million, respectively.

     OTHER INVESTED ASSETS

     Other invested assets consist of the Company's interest in the separate accounts which are carried at fair value.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  COMMITMENTS AND CONTINGENCIES

     In the normal course of its business operations, PHL Variable is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1999.
     It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of PHL Variable.


12.  STATUTORY FINANCIAL INFORMATION

     The insurance subsidiaries of Phoenix are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. As of December 31, 1999, there were no material practices not prescribed by the State of Connecticut Insurance Department. Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

     The following reconciles the statutory net income of PHL Variable as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                             1999             1998              1997
                                                             ----             ----              ----
                                                                         (IN THOUSANDS)

     Statutory net income                                    $  (1,655)        $  1,542           $   937
     Deferred policy acquisition costs                          24,136           15,815            11,483
     Future policy benefits                                    (13,496)         (14,056)          (12,271)
     Deferred income taxes                                      (2,882)             987               899
     Other, net                                                   (104)             (98)              (95)
                                                             ---------         --------           -------

     Net income, as reported                                 $   5,999         $  4,190           $   953
                                                             =========         ========           =======

     The following reconciles the statutory surplus and asset valuation reserve
     (AVR) of PHL Variable as reported to regulatory authorities to equity as reported in these financial statements:

                                                            DECEMBER 31,
                                                        1999             1998
                                                        ----             ----
                                                           (IN THOUSANDS)

     Statutory surplus and AVR                       $  66,354        $  41,268
     Deferred policy acquisition costs, net             61,072           36,686
     Future policy benefits                            (48,391)         (37,155)
     Investment valuation allowances                    (1,089)             568
     Deferred income taxes                                (208)           2,178
     Other, net                                            451              565
                                                     ---------        ---------

     Equity, as reported                             $  78,189        $  44,110
                                                     =========        =========


     The Connecticut Insurance Holding Act limits the maximum amount of annual dividends or other distributions available to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution that may be made by PHL Variable during 1999 without prior approval is subject to restrictions relating to statutory surplus.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Unaudited Interim Condensed Balance Sheet
--------------------------------------------------------------------------------

                                                          SEPTEMBER 30,
                                                               2000
                                                          (IN THOUSANDS)

ASSETS
Investments
Held-to-maturity debt securities, at amortized cost      $       12,605
Available-for-sale debt securities, at fair value               108,348
Policy loans                                                        697
Other invested assets                                             1,026
                                                           -------------
Total investments                                               122,676

Cash and cash equivalents                                        41,708
Accrued investment income                                         1,292
Deferred policy acquisition costs                                74,575
Deferred and uncollected premiums                                 5,209
Other assets                                                     14,516
Goodwill                                                            374
Separate account assets                                       1,398,552
                                                           -------------
Total assets                                             $    1,658,902
                                                           =============

LIABILITIES
Policyholder deposit funds                               $      131,137
Policy liabilities and accruals                                  24,183
Deferred income taxes                                             4,660
Other liabilities                                                 3,920
Separate account liabilities                                  1,398,552
                                                           -------------
Total liabilities                                             1,562,452
                                                           -------------

EQUITY
Common stock, $5,000 par value (1,000 shares
  authorized, 500 shares issued and outstanding)                  2,500
Additional paid-in capital                                       79,864
Retained earnings                                                14,427
Accumulated other comprehensive loss                               (341)
                                                           -------------
Total equity                                                     96,450
                                                           -------------
Total liabilities and equity                             $    1,658,902
                                                           =============




        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Unaudited Interim Condensed Statement of Income, Comprehensive Income and Equity
--------------------------------------------------------------------------------

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                 2000                      1999
                                                                                          (IN THOUSANDS)
REVENUES
Premiums                                                               $                3,057    $                3,993
Insurance and investment product fees                                                  22,805                    14,785
Net investment income                                                                   5,966                     2,578
Net realized investment losses                                                            (42)                     (104)
                                                                         ---------------------     ---------------------

Total revenues                                                                         31,786                    21,252
                                                                         ---------------------     ---------------------

BENEFITS AND EXPENSES
Policy benefits and increase in policy liabilities                                     15,145                     2,205
Amortization of deferred policy acquisition costs                                       6,766                     4,389
Other operating expenses                                                                5,435                     4,277
                                                                         ---------------------     ---------------------

Total benefits and expenses                                                            27,346                    10,871
                                                                         ---------------------     ---------------------

INCOME BEFORE INCOME TAXES                                                              4,440                    10,381

Income taxes                                                                            1,553                     3,628
                                                                         ---------------------     ---------------------

NET INCOME                                                                              2,887                     6,753
                                                                         ---------------------     ---------------------

OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAXES
Unrealized gains (losses) on securities                                                   389                      (620)
Reclassification adjustment for net realized
  losses (gains) included in net income                                                    15                        (9)
                                                                         ---------------------     ---------------------
Total other comprehensive income (loss)                                                   374                      (611)
                                                                         ---------------------     ---------------------

COMPREHENSIVE INCOME                                                                    3,261                     6,142

Capital contributions                                                                  15,000                    12,000
                                                                         ---------------------     ---------------------
NET INCREASE IN EQUITY                                                                 18,261                    18,142
EQUITY, BEGINNING OF PERIOD                                                            78,189                    44,110
                                                                         ---------------------     ---------------------

EQUITY, END OF PERIOD                                                  $               96,450    $               62,252
                                                                         =====================     =====================



        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Unaudited Interim Condensed Statement of Cash Flows
--------------------------------------------------------------------------------

                                                                                           NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                    2000                     1999
                                                                                             (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                               $               2,887    $               6,753

ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH FROM OPERATIONS:
  Net realized investment losses                                                              42                      104
  Amortization                                                                               102                      102
  Deferred income taxes                                                                    4,231                    1,952
  Increase in accrued investment income                                                     (506)                    (338)
  Increase in deferred policy acquisition costs                                          (13,180)                 (12,067)
  Change in other assets/other liabilities, net                                           (6,227)                   5,695
                                                                             --------------------     --------------------
    Net cash (used for) provided by operating activities                                 (12,651)                   2,201
                                                                             --------------------     --------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Proceeds from sales, maturities or repayments of
     available-for-sale debt securities                                                   10,759                    6,022
  Proceeds from maturities or repayments of
     held-to-maturity debt securities                                                      4,235                      624
  Purchase of available-for-sale debt securities                                         (58,923)                 (27,044)
  Purchase of held-to-maturity debt securities                                            (6,483)                  (2,000)
  Increase in policy loans                                                                  (175)                    (206)
                                                                             --------------------     --------------------
    Net cash used for investing activities                                               (50,587)                 (22,604)
                                                                             --------------------     --------------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Capital contributions from parent                                                       15,000                   12,000
  Increase in policyholder deposit funds, net of
      interest credited                                                                   66,907                    7,991
                                                                             --------------------     --------------------
    Net cash provided by financing activities                                             81,907                   19,991
                                                                             --------------------     --------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                   18,669                     (412)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                            23,039                    7,320
                                                                             --------------------     --------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $              41,708    $               6,908
                                                                             ====================     ====================

SUPPLEMENTAL CASH FLOW INFORMATION

    Income taxes paid, net                                                 $                   -    $               3,630



        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Notes to Unaudited Interim Condensed Financial Statements
--------------------------------------------------------------------------------


     1.  DESCRIPTION OF BUSINESS

         PHL Variable Insurance Company (PHL Variable) offers variable annuity and non-participating life insurance products in the United States of America. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

     2.  BASIS OF PRESENTATION

         The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The State of Connecticut Insurance Department (the Insurance Department) recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the Connecticut State Insurance Law. No consideration is given by the Insurance Department to financial statements prepared in accordance with GAAP in making such determination.

         In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation, have been included. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. These interim financial statements should be read in conjunction with the financial statements of PHL Variable for the year ended December 31, 1999.

     3.  RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Derivatives" - an amendment of SFAS 133. This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No.
         133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The effective portion of a derivative's change in fair value will be recognized immediately in earnings.

         PHL Variable plans to adopt SFAS No. 133 and SFAS No. 138 effective January 1, 2001. PHL Variable has reviewed its inventory of financial instruments, including insurance and annuity contracts and "hybrid" investments, for potential embedded derivatives. PHL Variable has also reviewed its portfolio of freestanding derivatives, which includes interest rate swap, cap and floor contracts, swaptions and foreign currency swap agreements. PHL Variable has evaluated the effect of adopting SFAS No. 133 and has determined that the implementation of SFAS No. 133, as it relates to embedded derivatives in insurance and annuity products, "hybrid" investments and freestanding derivatives, will not have a material impact on its statement of financial position or results of operations.

     4.  REORGANIZATION

         On June 16, 2000, Phoenix submitted to the staff of the State of New York Insurance Department a draft Plan of Reorganization whereby Phoenix would convert, pursant to the New York Insurance Law, from a New York mutual life insurance company to a New York stock life insurance company and become a wholly-owned subsidiary of a newly formed holding company. The Plan of Reorganization was approved by Phoenix's board of directors on December 18, 2000 and subsequently amended and restated on January 26, 2001 but has yet to be approved by the State of New York Insurance Department.

     5.  COMMITMENTS AND CONTINGENCIES

         In the normal course of its business operations, PHL Variable is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of September 30, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of PHL Variable.